Exhibit 23.1


                               CONSENT OF KPMG LLP

The Board of Directors
Whittman-Hart, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Whittman-Hart, Inc. of our reports dated February 13, 1998, relating to the consolidated balance sheets of Whittman-Hart, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, and the related schedule, which reports appear in the December 31, 1997 annual report on Form 10-K of Whittman-Hart, Inc. and to the references to our firm under the heading "Experts" in the prospectus.


                                                              KPMG LLP


Chicago, Illinois
March 12, 1999